Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC. MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

Colliers International Group Inc. ("Colliers") 1140 Bay Street, Suite 4000

Toronto, Ontario M5S 2B4

2.	Date of Material Changes

November 29, 2024

3.	News Releases

A news release was disseminated on November 29, 2024 through GlobeNewswire.

4.	Summary of Material Changes

On November 29, 2024, Colliers announced the expansion and extension of its unsecured multi-currency revolving credit facility.

5.	Full Description of Material Changes

The news release annexed hereto as Schedule "A" provides a full description of the material change. A copy of the fourth amendment to the sustainability linked third amended and restated credit agreement entered into in connection with the material change has been filed on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Christian Mayer, Chief Financial Officer, at (416) 960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 9th day of December, 2024.

Schedule “A”

COMPANY CONTACT:

Christian Mayer

Chief Financial Officer

(416) 960-9500

Colliers expands credit facility to US$2.25 billion

Extends term, enhances flexibility to continue funding global growth

TORONTO, Canada, November 29, 2024 – Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") today announced the expansion and extension of its unsecured multi-currency revolving credit facility (the “Credit Facility”) for a new five-year term, maturing November 2029. The updated Credit Facility replaces the previous agreement which was set to mature in May 2027 and increases borrowing capacity to $2.25 billion from $1.75 billion. With this expansion, Colliers has over $1 billion of capacity to invest in new growth initiatives. Financial covenants and other key terms remain unchanged.

The transaction was led by Bank of Montreal and was syndicated to 12 additional banks including JP Morgan Chase Bank, U.S. Bank, Mizuho Bank, Bank of America, HSBC Bank, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Toronto-Dominion Bank, Royal Bank of Canada, National Bank of Canada, Wells Fargo Bank and Desjardins. The Credit Facility ranks pari passu with Colliers’ existing privately placed fixed rate senior notes maturing in 2028 and 2031.

“The expanded and extended Credit Facility enhances our capacity and flexibility to support Colliers’ ongoing global growth, both organically and through acquisitions,” said Christian Mayer, Chief Financial Officer. “We appreciate the continued support and confidence of our relationship banking group as we execute on our long-term growth strategy,” he concluded.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading global diversified professional services company, specializing in commercial real estate services, engineering consultancy and investment management. With operations in 70 countries, our 22,000 enterprising professionals provide exceptional service and expert advice to clients. For nearly 30 years, our experienced leadership – with substantial inside ownership – has consistently delivered approximately 20% compound annual investment returns for shareholders. With annual revenues exceeding $4.5 billion and $99 billion of assets under management, Colliers maximizes the potential of property, infrastructure and real assets to accelerate the success of our clients, investors and people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2023 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedarplus.ca). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.